UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 11)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan C. Terry, Custodian

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 15,599 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 15,599 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,599

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) IN (See Item 4)

Page 2 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Susan C. Terry Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 242,958 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 242,958 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.3%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 3 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Hunter Andrew Terry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 65,635 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 65,635 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 4 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Nathaniel Everett Terry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 59,486 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 59,486 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,486

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 5 of 11 pages

CUSIP No.    679580100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John R. Congdon Trust for Kathryn Lawson Terry

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 56,188 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 56,188 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO (See Item 4)

Page 6 of 11 pages

Item 1.

(a)	Name of Issuer:

Old Dominion Freight Line, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way

Thomasville, NC 27360

Item 2.

(a)	Names of Persons Filing:

(i)	Susan C. Terry, Custodian
(ii)	Susan C. Terry Revocable Trust
(iii)	John R. Congdon Trust for Hunter Andrew Terry
(iv)	John R. Congdon Trust for Nathaniel Everett Terry
(v)	John R. Congdon Trust for Kathryn Lawson Terry

(b)	Address of Principal Business Office:

As to (i) through (v):    10801 North Bank Road

                     Richmond, VA 23233

(c)	Place of Organization or Citizenship:

(i)               USA

(ii)-(v)        Virginia

(d)	Title of Class of Securities:

Common Stock ($.10 par value)

(e)	CUSIP Number:

679580100

Item 3.	If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f), but not a group filing.

Item 4.	Ownership.

The securities reported herein are beneficially owned by Susan C. Terry, as Custodian for her children, the Susan C. Terry Revocable Trust, the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry and the John R. Congdon Trust for Kathryn Lawson Terry. The total securities reported is 439,866 shares of the Issuer’s Common Stock, which constitutes 4.1% of such shares as of December 31, 2002.

Page 7 of 11 pages

As of December 31, 2002, Susan C. Terry, as Custodian for her children, owns directly 15,599 shares (0.1%) of the Issuer’s Common Stock.

As of December 31, 2002, the Susan C. Terry Revocable Trust owns directly 242,958 shares (2.3%) of the Issuer’s Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Hunter Andrew Terry owns directly 65,635 shares (0.6%) of the Issuer’s Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Nathaniel Everett Terry owns directly 59,486 shares (0.6%) of the Issuer’s Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Kathryn Lawson Terry owns directly 56,188 shares (0.5%) of the Issuer’s Common Stock. Susan C. Terry, as Trustee, has sole voting and sole dispositive power over those shares.

(a)	Amount beneficially owned:

(i)	15,599
(ii)	242,958
(iii)	65,635
(iv)	59,486
(v)	56,188

(b)	Percent of Class:

(i)	0.1%
(ii)	2.3%
(iii)	0.6%
(iv)	0.6%
(v)	0.5%

(c)	Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote

(i)	15,599
(ii)	242,958
(iii)	65,635
(iv)	59,486
(v)	56,188

(ii) Shared power to vote or to direct the vote

 (i) through (v)     -0-

Page 8 of 11 pages

(iii) Sole power to dispose or to direct the disposition of

(i)	15,599
(ii)	242,958
(iii)	65,635
(iv)	59,486
(v)	56,188

(iv) Shared power to dispose or to direct the disposition of

   (i) through (v) -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding

Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10. Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Page 9 of 11 pages

February 10, 2003.

SUSAN C. TERRY, Custodian

/s/ Susan C. Terry
Susan C. Terry, Custodian for
Nathaniel Terry and
Kathryn Lawson Terry

SUSAN C. TERRY REVOCABLE TRUST

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

Page 10 of 11 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 10, 2003.

SUSAN C. TERRY, Custodian

/s/ Susan C. Terry
Susan C. Terry, Custodian for
Nathaniel Terry and
Kathryn Lawson Terry

SUSAN C. TERRY REVOCABLE TRUST

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ Susan C. Terry
Susan C. Terry, Trustee

Page 11 of 11 pages